                                  EXHIBIT 1

FOR IMMEDIATE RELEASE
MAY 1, 1998


                   M~WAVE ANNOUNCES FIRST QUARTER RESULTS
                           AND MANAGEMENT CHANGES

BENSENVILLE, ILL., MAY 1, 1998--M~Wave, Inc. (Nasdaq:MWAV), a manufacturer of microwave printed circuit boards used in wireless communications, announced a net loss of $175,000 or $0.06 per share, for the first quarter ended March 31, 1998, compared with a net loss of $396,000 or $0.13 a year ago.

     Net sales were $2.7 million for the quarter, compared to $4.3 million a year ago. The Company noted the decrease in sales primarily reflects a reduction in requirements from its larger customers.

     Cash levels increased from $1,053,000 at March 31, 1997 to $2,949,000 at March 31, 1998. The Company also expects a tax refund of approximately $1,000,000 during the second quarter of 1998.

     "During the quarter, we concentrated on maintaining and improving our quality and process controls," explained Joseph Turek, Chairman and Chief Executive Officer. "we have also visited many of our customers in an effort to improve our order rates."

     Michael Bayles, who joined the Company in February 1997, announced today that he will be stepping down as President and Chief Operating Officer; but will remain on as a Consultant to the Management Team. Joseph Turek, Chairman and Chief Executive Officer will assume his day to day responsibilities.

     Headquartered in the Chicago suburb of Bensenville, Ill., M~Wave is a manufacturer of microwave printed circuit boards worldwide through its wholly owned subsidiaries, Poly Circuits and P C Dynamics. M~Wave's products are used in a variety of industrial and military applications. The Company trades on the Nasdaq National market under the symbol "MWAV."